Exhibit 11.1
Computation of Earnings Per Share
     The following table sets forth the computation of dilutive earnings per share (“EPS”) for the three months and nine months ended September 30, 2005 and 2004.

	Three Months Ended		Nine months Ended
	September 30,		September 30,
	2005	2004	2005	2004
Numerator:

Net income as reported for basic EPS	$187,197	$17,068	$388,611	$992,692
Adjustments to income for diluted EPS	—	—	—	56,520

Net income for diluted EPS	$187,197	$17,068	$388,611	$1,049,212

Denominator:
Weighted average shares for basic EPS	17,583,061	14,725,187	16,432,965	13,555,811
Effect of dilutive securities:
Stock options	1,281,751	642,795	899,062	952,136
Warrants	732,324	509,820	390,003	806,119
Conversion of debt instruments	—	—	—	793,088

Adjusted weighted average shares and assumed conversions for EPS	19,597,136	15,877,802	17,722,030	16,107,154

Basic EPS	$0.01	$0.00	$0.02	$0.07

Diluted EPS	$0.01	$0.00	$0.02	$0.07